UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, August 9, 2007

Mr. President of the

National Securities Commission

Mr. Eduardo Hecker
S            /                D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) – Relevant fact.

Dear Sir,

In accordance with Chapter XXI of the Rules of the National Securities Commission (“CNV”), we inform you that at the Board of Directors meeting held on August 8, 2007, the board resolved to approve the quarterly financial statements of the Company and to convene a concurrent Class B and C Extraordinary Meeting of Shareholders to appoint three directors and their respective alternates and one statutory auditor and a respective alternate for each of the aformentioned Classes. The first and second meetings shall be held in Buenos Aires at Calle Bouchard 680, 14th floor, at 3:30PM and 4:30PM, respectively, on September 19, 2007. In anticipation of these meetings, Mr. Diego Martín Salaverri resigned from his role as statutory auditor after being nominated by the Board of Directors for the position of director for Classes B and C as part of the elections to be held at the aforementioned meetings.

Additionally, the Company informs you that on August 8, 2007, we received the resignation of Mr. Ricardo Torres from his role as Class A alternate director after he was nominated by the Board of Directors for the position of director for Classes B and C as part of the elections to be held at the aforementioned meetings.

Very Truly Yours,

Jaime Javier Barba

Edenor S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: August 10, 2007